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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                          Silicon Valley Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   827068 20 6
              -----------------------------------------------------
                                 (CUSIP Number)


                            Laurence G. Colegate, Jr.
                             6360 San Ignacio Avenue
                               San Jose, CA 95119
                                 (408) 361-0333
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 31, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


              This Schedule contains 11 pages, including Exhibits.

                                  SCHEDULE 13D

-------------------------                                   -------------------
 CUSIP No. 827068 20 6                                       PAGE 2 OF 11 PAGES
-------------------------                                   -------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James O. Benouis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Not Applicable                                                   (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
      Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,765,385
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,765,385
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,765,385
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 827068 20 6                                       Page 3 of 11 Pages
----------------------                                    ----------------------



ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, without par value (the "Common Stock"), of Silicon Valley Research, Inc. (the "Issuer" or "SVR"), a California corporation, with its principal executive offices located at 6360 San Ignacio Avenue in San Jose, California 95119.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by James O. Benouis based upon his ownership of shares of Common Stock. Mr. Benouis' business address is 7608 HWY 71 West, Austin, TX 78735. Mr. Benouis' principal occupation is serving as President and Chief Operating Officer of SVR, which offers a broad line of integrated placement, routing and floorplanning physical layout software products that enable electronics manufacturers to achieve improved performance and smaller die size in the Integrated Circuit (IC) design. SVR also provides IC design consulting.

        During the last five years, Mr. Benouis has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Benouis is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Benouis acquired his shares as a result of the acquisition of Quality I.C. Corporation by SVR effective March 31, 1998 ("the Acquisition"). Pursuant to the Agreement and Plan of Reorganization ("the Agreement") entered into among Silicon Valley Research, Inc., QIC Acquisition Corporation, Quality I.C. Corporation and the shareholders of Quality I.C. Corporation, Mr. Benouis received 1,765,385 shares of Common Stock ("the Shares") and $100,000, payable in four cash payments over 270 days, in exchange for his 560 shares of Quality I.C. Corporation common stock.

ITEM 4. PURPOSE OF TRANSACTION

        In the Agreement, Mr. Benouis represented and warranted to SVR that the Shares were acquired for his own account for investment purposes only and not with a view to, or for, resale in connection with any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder (Item
4.1 of the Agreement).

                                  SCHEDULE 13D

-----------------------                               --------------------------
 CUSIP No. 827068 20 6                                    Page 4 of 11 Pages
-----------------------                               --------------------------





        Mr. Benouis, in his individual capacity, has no present plans or proposals which may relate to or would result in:

        (a) The acquisition or disposition of any additional securities of the Issuer by any person;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any or its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)    Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Pursuant to Rule 13d-3, Mr. Benouis may be deemed to beneficially own a total of 1,765,385 shares of Common Stock as of the Filing Date, representing 7.4% of the outstanding Common Stock, based upon the 23,759,668 shares of SVR Common Stock outstanding as of March 31, 1998 and computed in accordance with rule 13d-3(d)(1). Mr. Benouis has sole voting and dispositive powers for the 1,765,385 shares of Common Stock.

        From the date sixty days preceding the date of the event which initially required the filing of the Statement through the Filing Date, Mr. Benouis only engaged in the transaction described in Item 3, with respect to the Common Stock of the Issuer.

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 827068 20 6                                       Page 5 of 11 Pages
----------------------                                    ----------------------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the Agreement, Mr. Benouis has certain Registration Rights on the Shares. SVR has one hundred twenty (120) days from March 31, 1998 (the closing date of the Acquisition) to prepare and file with the Securities and Exchange Commission ("the Commission") a registration statement covering the Shares. SVR must use its best efforts to cause such registration statement to be declared effective by the Commission as soon as practicable thereafter. A copy of the Agreement is hereby incorporated by reference to Exhibit 2.1 of Issuer's Form 8-K filed on April 10, 1998.

        Mr. Benouis was granted an option to acquire shares of Common Stock under the Issuer's Amended 1988 Stock Option Plan (the "1988 Plan"). Under the 1988 Plan, the exercise price must be at least 100% of the fair market value of the Issuer's Common Stock on the date of grant, except that for the grant of an option to a person holding 10% or more of the total combined voting power of all classes of stock of the Issuer or any parent or subsidiary of the Issuer, the exercise price must be at least 110% of the fair market value of the Issuer's Common Stock on the date of grant. Generally, options granted under the 1988 Plan become exercisable as the underlying shares vest with 20% of the shares subject to the option vesting one year after the date of grant and the remaining shares in equal monthly installments over the following four years. A copy of the 1988 Plan is incorporated by reference to Exhibit 10.03 of the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997 filed November 12, 1997. Mr. Benouis entered into an option agreement with SVR under the 1988 Plan (the "1988 Plan Option Agreement"). The 1988 Plan Option Agreement provided a grant on March 2, 1998 of an option to acquire 350,000 shares of Common Stock at an exercise price of $0.5625 per share, a copy of which is incorporated herein as Exhibit C.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A            Agreement and Plan of Reorganization entered into
                             among Silicon Valley Research, Inc., QIC
                             Acquisition Corporation, Quality I.C. Corporation and the shareholders of Quality I.C. Corporation, including the Registration Rights Agreement entered into among Silicon Valley Research, Inc, David R.
                             Reebel and James O. Benouis (incorporated by reference to Exhibit 2.1 of Issuer's Form 8-K filed on April 10, 1998)

        Exhibit B            SVR's Amended 1988 Stock Option Plan
                             (incorporated by reference to Exhibit 10.03 of the
                             Issuer's Quarterly Report on Form 10-Q for the
                             period ended September 30, 1997 filed November 12,
                             1997)

        Exhibit C            Mr. Benouis' Stock Option Agreement with Silicon
                             Valley Research, Inc. dated March 2, 1998

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 827068 20 6                                       Page 6 of 11 Pages
----------------------                                    ----------------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




        April 8, 1998                              /s/ James O. Benouis
    -------------------                     -----------------------------------
            Date                                      James O. Benouis
                                            President, Chief Operating Officer

EXHIBIT C

================================================================================

                                                 SILICON VALLEY RESEARCH, INC.
NOTICE OF GRANT OF STOCK OPTIONS                 ID:  94-2743735
AND OPTION AGREEMENT                             6360 San Ignacio Avenue
                                                 San Jose, CA 95119

================================================================================

JAMES O. BENOUIS                                 OPTION NUMBER:       001911
7608 HWY 71 WEST                                 PLAN:                88
AUSTIN, TX  78735                                ID:

================================================================================


Effective 3/2/98, you have been granted an Incentive Stock Option to buy 350,000 shares of SILICON VALLEY RESEARCH, INC. (the Company) stock at $0.5625 per share.

The total option price of the shares granted is $196,875.00.

Shares in each period will become fully vested on the date shown.


 Shares       Vest Type          Full Vest       Expiration
-------       ------------       ---------       ----------

 70,000       On Vest Date       3/2/99          3/2/05
280,000       Monthly            3/2/03          3/2/08

================================================================================

By your signature and the Company's signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company's Stock Option Plan as amended and the option Agreement, all of which are attached and made a part of this document.

================================================================================


/s/Robert R. Anderson                          April 7,1998
-----------------------------------------      -------------------------------
SILICON VALLEY RESEARCH, INC.                  Date

/s/James O. Benouis                            April 7,1998
-----------------------------------------      -------------------------------
James O. Benouis                               Date


5 year grant agreement

EXHIBIT C

1) GRANT OF OPTION - Silicon Valley Research, Inc., a California corporation (the "Company"), hereby grants to the optionee named above ("Optionee") an option (this option) to purchase the total number of shares of Common Stock of the Company set forth above (the "Shares") at the exercise price per share set forth above (the "Exercise Price"), subject to all of the terms and conditions of this Grant and the Company's amended 1988 Stock Option Plan as adopted May 16, 1988 and amended to the date hereof (the "Plan"). If designated as an incentive stock option above, this Option is intended to qualify as an "incentive stock option" ("ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"). Unless otherwise defined in this Grant, capitalized terms will have the meanings defined in the Plan.

2) EXERCISE PERIOD OF OPTION - Subject to the terms and conditions of the Plan and this Grant, this Option shall become exercisable as to portions of the Shares as follows:

                                                                    Vested Ratio
    Prior to Initial Vesting Date                                       0

    On Initial Vesting Date, provided the Optionee has                 1/5
    Continuously served as an employee of the Company from the Date of the Option Grant until the Initial Vesting Date.

                             Plus

    For each full month of the Optionee's continuous service           1/60
    as an employee of the Company from the Initial Vesting Date.

    In no event shall the Vested Ratio exceed 1/1.

    This option shall expire six years after each vest date or ten years from date of grant, whichever is earlier, and must be exercised, if at all, on or before the Expiration Dates; provided, however, that, for optionees other than the Chief Executive Officer, any Vice President, Chief Financial Officer, and General Manager of Asia, each of whose annual salary exceeds $60,000, this option will become fully exercisable within five years from the Date of Grant with at least 20% of the total shares first becoming exercisable at the end of each of the five years.

    The Option shall first become partially exercisable one year after date of grant. The Option shall be exercisable on and after the initial Exercise Date and prior to the termination of the Option in the amount equal to the Number of Option Shares multiplied by the Vested Ratio as set forth in the paragraphs above less the number of shares of stock previously acquired upon exercise of the Option. In no event shall the Option be exercisble for more shares than the Number of Option Shares. Notwithstanding the foregoing, in the event that the adoption of the Plan or an amendment of the Plan is subject to the approval of the Company's shareholders in order for the Plan or any amendment of the Plan to comply with the requirements of Rule 16b-3, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Option shall not be exercisable prior to such shareholder approval if the Optionee is subject to Section 169b of the Exchange Act.

3) RESTRICTIONS ON EXERCISE - This Option may not be exercised unless such exercise is in compliance with the Securities Act of 1933 and all applicable state security laws, as they are in effect on the date of exercise, and the requirements of any stock exchange or national market system on which the Company's Common Stock may be listed at the time of exercise. The Company is under no obligation to register or qualify the Shares with the Securities and


5 year grant agreement                                              Page 8 of 11

EXHIBIT C

    Exchange Commission, any state securities commission, or any stock exchange to effect such compliance.

4) TERMINATION OF OPTION - Except as provided below in this Section, this Option shall terminate and may not be exercised if Optionee ceases to be employed by the Company or any Parent or Subsidiary of the Company (or in case of a nonqualified stock option, an Affiliate of the Company).

    Optionee shall be considered to be employed by the Company if Optionee is an officer, director or full-time employee of the Company or any Parent, Subsidiary, or Affiliate of the Company, or if the Board of Directors determines that the Optionee is rendering substantial services as a part-time employee, consultant or advisor. The Board of Directors of the Company shall have discretion to determine whether Optionee has ceased to be employed by the Company or any Parent or Affiliate of the Company.

    a. If Optionee ceases to be employed by the Company or Parent, Subsidiary or Affiliate of the Company for any reason except death or disability or for cause, this Option, to the extent that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee within three (3) months after the Termination Date, but in no event later than the Expiration Date. If optionee is terminated for cause, Optionee will have only ten (10) business days in which to exercise.

    b. If Optionee's employment with the Company or any Parent, Subsidiary or Affiliate of the Company is terminated because of the death of Optionee or the disability of Optionee within the meaning of Section 22(e) (3) of the Code, this Option, to the extent that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee (or Optionee's legal representative) within six (6) months after the Termination Date, but in no event later than the Expiration Date.

    c. Nothing in the Plan or this Grant shall confer on Optionee any right to continue in the employ of, or other relationship with, the Company or any Parent, Subsidiary or Affiliate of the Company or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate of the Company to terminate Optionee's employment or other relationship at any time, with or without cause.

5)  MANNER OF EXERCISE

    a. This Option shall be exercisable, by delivery to the Company, of an executed written Stock Option Exercise Notice and agreement in the form of an attached "Stock Option Exercise Agreement," or in such other forms that may be approved by the Company which shall set forth Optionee's election to exercise some or all of this Option, the number of shares being purchased, and any restrictions imposed on the Shares and such other representations and agreements as may be required by the Company to comply with applicable securities laws.

    b. The Stock Option Exercise Agreement shall be accompanied by full payment of the Exercise Price of the Shares being purchased. Payment for the Shares may be made in cash or by check or through a "same day sale" commitment from Optionee and a broker-dealer that is a member in good standing of the National Association of Securities Dealers (a "NASD Dealer") whereby Optionee irrevocably elects to exercise this Option and to sell a portion of the Shares so purchased to pay for the Exercise Price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company.

    c. Prior to the issuance of the Shares upon exercise of this Option, Optionee must make adequate provision for any applicable federal or state withholding obligations of the Company.


5 year grant agreement                                              Page 9 of 11

EXHIBIT C


    d. Provided that such payment and notice are in form satisfactory to counsel for the Company, the Company shall cause the Shares to be issued in the name of Optionee or Optionee's legal representative or Optionee's assignee.

6) NOTICE OF DISQUALIFYING DISPOSITIONS OF ISO SHARES - If this Option is an ISO, and if the Optionee sells or otherwise disposes of any Shares acquired pursuant to the ISO within (2) years after Date of Grant, or the date one
    (1) year after the exercise of the ISO, the Optionee shall immediately notify the Company in writing of such disposition. Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee from any such early disposition by payment in cash or out of the current earnings payable to the Optionee.

7) NONTRANSFERABILITY OF OPTION - This Option may not be assigned in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the Optionee, only by Optionee. The terms of this Option shall be binding upon the executors, administrators, successors, and assigns of the Optionee.

8) TAX CONSEQUENCES - below is a brief summary as of the date of this Option of some of the federal and California tax consequences of exercise of this Option and disposition of the Shares. TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE, OPTIONEE SHOULD CONSULT A TAX ADVISOR BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

    a. If this Option qualifies as an ISO, there will be no regular federal income tax liability or California income tax liability upon the exercise of the Option, although the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price will be treated as a tax preference item for federal income tax purposes and may subject the Optionee to the alternative minimum tax in the year of exercise.

    b. If this Option does not qualify as an ISO (Nonqualified), there may be regular federal income tax liability and a California income tax liability upon the exercise of the Option. The Optionee will be treated as having received compensation income equal to the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price. The Company will be required to withhold from Optionee's compensation or collect from Optionee and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income at the time of exercise.

    c. In the case of a nonqualified option, if Shares are held for at least one year before transfer, any gain on disposition of the Shares will be treated as long-term capital gain for federal and California income tax purpose. For an ISO, if Shares transferred are held at least one year after the date of exercise and at least two years after the Date of Grant, any gain on disposition of the Shares will be treated as long term capital gain for federal and California income tax purposes. If Shares acquired pursuant to an ISO are disposed of within the one year or two year periods ("disqualifying disposition"), any gain on such disqualifying disposition will be treated as compensation income to the extent of the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price (the "Spread"). Any gain in excess of the Spread will be treated as capital gain.

9) INTERPRETATION - Any dispute regarding the interpretation of this Stock Option Grant shall be submitted by Optionee or the Company to the Company's Board of Directors, or the committee which shall review such dispute, at its next regular meeting. The resolution of such dispute by the Board or committee shall be final.

5 year grant agreement                                             Page 10 of 11

EXHIBIT C


                         [SILICON VALLEY RESEARCH LOGO]

                         STOCK OPTION EXERCISE AGREEMENT

                  (Complete one agreement per option exercised)


OPTION GRANT # ________________ # OF SHARES TO EXERCISE ________________________

                                TOTAL EXERCISE PRICE ___________________________

[  ] ISO
[  ] NONQUALIFIED            STOCK OPTION GRANT DATED ________________

Optionee acknowledges that Optionee has received, read and understands the Plan, and the Grant, and agrees to abide by their terms and conditions.

Optionee also understands that the exercise of any rights to purchase any Shares is expressly conditioned upon compliance with the Securities Act of 1933 and all applicable state securities laws and the requirements of any stock exchange or national market system on which the Company's Common Stock may be listed.

Optionee further understands that Optionee may suffer adverse tax consequences as a result of Optionee's purchase or disposition of the Shares. Optionee should not rely on the Company for any tax advice.

By the signature below, Optionee delivers to the Company by cash or check in the amount of $_______, or through a "same day" sale commitment delivered herewith from Optionee and the NASD Dealer named herein in the amount of $_______, for the Total Exercise Price of the Shares elected for purchase and has made provisions for the payment of any federal or state taxes required to be paid or withheld by the Company.

This Agreement, and the Plan, and the Grant, constitute the entire agreement of the parties hereto and are governed by California law, except for the body of law pertaining to conflict of laws.

OPTIONEE:                                      SILICON VALLEY RESEARCH:

Name                                           Name
   ------------------------------                  -----------------------------

Signature                                      Signature
         ------------------------                       ------------------------

Address                                        Address  6360 San Ignacio Avenue
       --------------------------                     --------------------------
                                                        San Jose, CA 95119-1231
       --------------------------              ---------------------------------

Date                                           Date
    -----------------------------                  -----------------------------
NASD DEALER (IF APPLICABLE):
                           -----------------------------------------------------

5 year grant agreement                                             Page 11 of 11